SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Accountants Special Review Report

To the Stockholders and Management of Companhia Siderúrgica Nacional Rio de Janeiro – RJ

  We have conducted a special review on the quarterly report (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation), which includes the individual (Parent Company) and consolidated balance sheets as of March 31, 2003, the related statements of income, the performance report and the relevant information for the quarter then ended, presented in accordance with the accounting practices adopted in Brazil, prepared under the responsibility of the Company’s management.

  Our review was conducted in accordance with specific standards established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires and discussions with the Company’s management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company’s financial position and operations.

  As described in note 13 to the quarterly financial information, the Company, its affiliate MRS Logística S.A. and its subsidiary GalvaSud S.A. elected to defer net losses arising from exchange rate changes in year 2001, in conformity with Provisional Measure No. 3/2001 and Deliberations no. 404/2001 and 409/2001 from Comissão de Valores Mobiliários – CVM. Accounting practices adopted in Brazil, require the recognition in income of the effects of exchange rate changes during the period in which they occurred. As a result, as of March 31, 2003, stockholders’ equity is overstated by approximately R$134,718 thousand (R$157,647 thousand as of December 31, 2002), and the net profit for the quarter ended March 31, 2003 is understated by approximately R$22,929 thousand, (net loss for the quarter ended on March 31, 2002 was overstated by approximately R$221,587 thousand) net of fiscal effects.

  Based on our special review, except for the effects of the matter mentioned in paragraph (3), we are not aware of any material modification that should be made to the quarterly report referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of the quarterly information.

  As described in note 21 to the quarterly information, as of March 31, 2003, the Company and its affiliates recorded, under current assets, accounts receivable in the amount of R$312,903 thousand, related to energy sales transactions carried out in the Wholesale Energy Market “MAE” based on evaluations made and disclosed by MAE and/or on estimates prepared by the Company’s management, in the absence of such information by MAE. This amount may be subject to alteration, depending on the outcome of current judicial processes, filed by agents of the electric energy market, with respect of the interpretation of market regulations in effect. The success of this negotiation and its settlement depend on the agent’s financial capacity to meet their commitments.

  The individual and consolidated financial statements as of December 31, 2002 presented for comparative purposes, were audited by us, and our report, dated February 26, 2003 included qualification with respect to the deferral of net negative exchange variations in the first quarter of 1999, and for the year 2001. The individual and consolidated statements of income in the quarter ended March 31, 2002, presented for comparative purposes, were reviewed by other independent accountants, whose report, dated May 8, 2002, contains qualification with respect to the deferral of net negative exchange variations in the first quarter of 1999 and in the year 2001, and also with respect to the division of responsibility with other independent accountants, that reviewed the financial statements of affiliates, subsidiaries and joint subsidiaries.

  Our special review was conducted for the purpose of issuing a report on the quarterly information referred to in paragraph (1) above, taken as a whole. The Supplementary Information related to the Value-added Statement, presented in note 24, to the Statement of Earnings before Interest, Tax, Depreciation and Amortization (Ebitda) in note 25, and to the Statements of Changes in Financial Position and of Cash Flows presented in Attachment 16.01 to the quarterly information are presented for the purposes of allowing additional analyzes and are not required as part of the basic quarterly report. These information were reviewed according with the review procedures mentioned in paragraph (2) above, and based on our special review, are fairly stated, in all material aspects, in relation to the Quarterly Information taken as a whole.

  The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, May 2, 2003

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE	CORPORATE LAW
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Date – 03/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE         2 - NAME OF COMPANY                      3 - TAX PAYER
00403-0              COMPANHIA SIDERÚRGICA NACIONAL           33.042.730/0001-04

02.01 - BALANCE  SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE     2 - DESCRIPTION                                          3 -03/31/2003  4 -12/31/2002
1            TOTAL ASSETS                                                17,669,434     17,312,380
1.01         CURRENT ASSETS                                               4,374,028      4,257,340
1.01.01      CASH AND BANKS                                                  46,854         31,049
1.01.01.01   BANKS                                                           46,854         31,049
1.01.02      CREDITS                                                      1,496,633      1,715,375
1.01.02.01   TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET                    723,819        894,445
1.01.02.02   TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET                      858,144        905,682
1.01.02.03   ALLOWANCE FOR DOUBTFUL ACCOUNTS                                (85,330)       (84,752)
1.01.03      INVENTORIES                                                    582,338        484,911
1.01.03.01   FINISHED PRODUCTS                                              149,916         95,204
1.01.03.02   PRODUCTS IN PROCESS                                            105,967         72,403
1.01.03.03   RAW MATERIAL                                                   144,943        128,863
1.01.03.04   SPARE PARTS AND MAINTENANCE SUPPLIES                           169,044        166,617
1.01.03.05   IMPORTS IN TRANSIT                                               1,772         10,338
1.01.03.06   MATERIALS IN TRANSIT                                            10,696         11,486
1.01.04      OTHER                                                        2,248,203      2,026,005
1.01.04.01   MARKETABLE SECURITIES                                        1,513,033      1,251,128
1.01.04.02   WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET        83,561        107,019
1.01.04.03   DEFERRED INCOME TAX                                            220,064        231,490
1.01.04.04   DEFERRED SOCIAL CONTRIBUTION                                    50,334         54,447
1.01.04.05   DIVIDENDS RECEIVABLE                                           174,835        247,979
1.01.04.06   OTHER                                                          206,376        133,942
1.02         LONG-TERM ASSETS                                             1,426,134      1,597,714
1.02.01      CREDITS                                                         55,054         54,373
1.02.01.01   COMPULSORY LOANS - ELETROBRÁS                                   55,054         54,373
1.02.02      CREDITS WITH RELATED PARTIES                                    93,615         91,877
1.02.02.01   AFFILIATES                                                           0              0
1.02.02.02   SUBSIDIARIES                                                    93,615         91,877
1.02.02.03   OTHER RELATED PARTIES                                                0              0
1.02.03      OTHER                                                        1,277,465      1,451,464
1.02.03.01   DEFERRED INCOME TAX                                            257,586        360,391
1.02.03.02   DEFERRED SOCIAL CONTRIBUTION                                    69,272        108,226
1.02.03.03   JUDICIAL DEPOSITS                                              442,261        433,345
1.02.03.04   SECURITIES RECEIVABLE                                           52,181         50,805
1.02.03.05   DEBENTURE                                                      107,673        107,673
1.02.03.06   RECOVERABLE PIS / PASEP                                         50,850         49,391
1.02.03.07   LEASES                                                          29,973         30,440
1.02.03.08   INVESTMENT AVAILABLE FOR SALE                                  199,385        237,714
1.02.03.09   OTHER                                                           68,284         73,479
1.03         PERMANENT ASSETS                                            11,869,272     11,457,326
1.03.01      INVESTMENTS                                                  2,893,498      2,853,039

01.01 - IDENTIFICATION

1 - CVM CODE         2 - NAME OF COMPANY                      3 - TAX PAYER
00403-0              COMPANHIA SIDERÚRGICA NACIONAL           33.042.730/0001-04

02.01 - BALANCE  SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE .   2 - DESCRIPTION                                          3 -03/31/2004  4 -12/31/2002
1.03.01.01   IN AFFILIATES                                                        0              0
1.03.01.02   IN SUBSIDIARIES                                              2,893,498      2,853,039
1.03.01.03   OTHER INVESTMENTS                                                    0              0
1.03.02 ..   PROPERTY, PLANT AND EQUIPMENT                                8,564,578      8,194,064
1.03.02.01   IN NET OPERATION                                             7,954,776      8,054,336
1.03.02.02   CONSTRUCTION                                                   518,183         48,362
1.03.02.03   LANDS                                                           91,619         91,366
1.03.03 ..   DEFERRED CHARGES                                               411,196        410,223

01.01  IDENTIFICATION

1  CVM CODE          2  NAME OF COMPANY                        3  TAX PAYER
004030               COMPANHIA SIDERÚRGICA NACIONAL            33.042.730/000104

02.02  BALANCE  SHEET  LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE ....   2 - DESCRIPTION                                        3 -03/31/2003   4 -12/31/2002
2               TOTAL LIABILITIES                                         17,669,434      17,312,380
2.01            CURRENT LIABILITIES                                        3,965,975       3,443,414
2.01.01 .....   LOANS AND FINANCING                                        2,406,148       1,685,102
2.01.02 .....   DEBENTURES                                                    29,067         106,556
2.01.03 .....   SUPPLIERS                                                    586,700         655,289
2.01.04 .....   TAXES AND CONTRIBUTIONS                                      324,732         353,301
2.01.04.01 ..   SALARIES AND SOCIAL CONTRIBUTIONS                             76,943          67,895
2.01.04.02 ..   TAXES PAYABLE                                                143,136         183,290
2.01.04.03 ..   DEFERRED INCOME TAX                                           76,951          75,085
2.01.04.04 ..   DEFERRED SOCIAL CONTRIBUTION                                  27,702          27,031
2.01.05 .....   DIVIDENDS PAYABLE                                            293,623         293,847
2.01.05.01 ..   PROPOSED DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY      293,623         293,847
2.01.06 .....   PROVISIONS                                                     6,509           7,287
2.01.06.01 ..   LABOR, CIVIL AND TAX                                           6,509           7,287
2.01.07 .....   DEBT WITH RELATED PARTIES                                          0               0
2.01.08 .....   OTHER                                                        319,196         342,032
2.01.08.01 ..   ACCOUNTS PAYBLE AFFILIATED COMPANY                           189,529         143,699
2.01.08.02 ..   DERIVATIVES PAYABLE ACCOUNTS                                       0          34,813
2.01.08.03 ..   OTHER                                                        129,667         163,520
2.02            LONGTERM LIABILITIES                                       8,389,198       8,960,737
2.02.01 .....   LOANS AND FINANCING                                        4,559,212       5,103,258
2.02.02 .....   DEBENTURES                                                   666,550         666,550
2.02.03 .....   PROVISIONS                                                 1,636,824       1,743,700
2.02.03.01 ..   LABOR, CIVIL, FISCAL AND ENVIRONMENTAL                        74,091          67,275
2.02.03.02 ..   FOR INCOME TAX IN JUDGE                                       59,866         125,271
2.02.03.03 ..   FOR SOCIAL CONTRIBUTION IN JUDGE                              44,333          93,110
2.02.03.04 ..   OTHER TAX IN JUDGE                                           206,408         205,918
2.02.03.05 ..   DEFERRED INCOME TAX                                          920,681         920,681
2.02.03.06 ..   DEFERRED SOCIAL CONTRIBUTION                                 331,445         331,445
2.02.04 .....   DEBT WITH RELATED PARTIES                                  1,110,842       1,159,300
2.02.05 .....   OTHER                                                        415,770         287,929
2.02.05.01 ..   PROVISION FOR INVESTMENT DEVALUATION                          44,278          37,197
2.02.05.02 ..   OTHER                                                        371,492         250,732
2.03            DEFERRED INCOME                                                    0               0
2.05            STOCKHOLDERS' EQUITY                                       5,314,261       4,908,229
2.05.01 .....   PAIDIN CAPITAL                                             1,680,947       1,680,947
2.05.02 .....   CAPITAL RESERVES                                              10,485          10,485
2.05.03 .....   REVALUATION RESERVES                                       2,485,361       2,514,209
2.05.03.01 ..   OWN ASSETS                                                 2,485,361       2,514,209
2.05.03.02 ..   SUBSIDIARIES/AFFILIATES                                            0               0
2.05.04 .....   REVENUE RESERVES                                             702,588         702,588

01.01 - IDENTIFICATION

1 - CVM CODE          2 - NAME OF COMPANY                     3 - TAX PAYER
00403-0               COMPANHIA SIDERÚRGICA NACIONAL          33.042.730/0001-04

02.02 - BALANCE  SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1- CODE .....   2- DESCRIPTION                                         3 -03/31/2003   4 -12/31/2002
2.05.04.01 ..   LEGAL                                                        196,449         196,449
2.05.04.02 ..   STATUTORY                                                          0               0
2.05.04.03 ..   FOR CONTINGENCIES                                                  0               0
2.05.04.04 ..   UNREALIZED INCOME                                                  0               0
2.05.04.05 ..   PROFIT RETENTIONS                                                  0               0
2.05.04.06 ..   SPECIAL FOR NONDISTRIBUTED DIVIDENDS                               0               0
2.05.04.07 ..   OTHER PROFIT RESERVES                                        506,139         506,139
2.05.04.07.01   FOR INVESTMENTS                                              506,139         506,139
2.05.05 .....   RETAINED EARNINGS                                            434,880               0

01.01 - IDENTIFICATION

1 - CVM CODE        2 - NAME OF COMPANY                       3 - TAX PAYER
00403-0             COMPANHIA SIDERÚRGICA NACIONAL            33.042.730/0001-04

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE    2 - DESCRIPTION                                                 3 - 01/01/2003   4 - 01/01/2003   5 - 01/01/2002   6 - 01/01/2002
                                                                             TO 03/31/2003    TO 03/31/2003    TO 03/31/2002    TO 03/31/2002

3.01             GROSS REVENUE FROM SALES AND SERVICES                          1,645,432        1,645,432        1,119,508        1,119,508
3.02             DEDUCTIONS FROM GROSS REVENUE                                   (253,398)        (253,398)        (188,087)        (188,087)
3.03             NET REVENUE FROM SALES AND SERVICES                            1,392,034        1,392,034          931,421          931,421
3.04             COST OF GOODS AND SERVICES SOLD                                 (699,744)        (699,744)        (577,726)        (577,726)
3.04.01          DEPRECIATION, DEPLETION AND AMORTIZATION                        (117,652)        (117,652)        (123,599)        (123,599)
3.04.02          OTHER                                                           (582,092)        (582,092)        (454,127)        (454,127)
3.05             GROSS PROFIT                                                     692,290          692,290          353,695          353,695
3.06             OPERATING INCOME (EXPENSES)                                     (142,635)        (142,635)        (648,916)        (648,916)
3.06.01          SELLING                                                          (47,604)         (47,604)         (48,159)         (48,159)
3.06.01.01       DEPRECIATION AND AMORTIZATION                                     (1,519)          (1,519)          (1,102)          (1,102)
3.06.01.02       OTHER                                                            (46,085)         (46,085)         (47,057)         (47,057)
3.06.02          GENERAL AND ADMINISTRATIVE                                       (52,697)         (52,697)         (61,166)         (61,166)
3.06.02.01       DEPRECIATION AND AMORTIZATION                                     (5,570)          (5,570)          (7,307)          (7,307)
3.06.02.02       OTHER                                                            (47,127)         (47,127)         (53,859)         (53,859)
3.06.03          FINANCIAL                                                       (319,615)        (319,615)        (398,381)        (398,381)
3.06.03.01       FINANCIAL INCOME                                                (137,282)        (137,282)        (239,723)        (239,723)
3.06.03.01.01    EXCHANGE VARIATION AMORTIZATION                                        0                0         (222,376)        (222,376)
3.06.03.01.02    OTHER                                                           (137,282)        (137,282)         (17,347)         (17,347)
3.06.03.02       FINANCIAL EXPENSES                                              (182,333)        (182,333)        (158,658)        (158,658)
3.06.04          OTHER OPERATING INCOME                                            24,951           24,951            1,693            1,693
3.06.05          OTHER OPERATING EXPENSES                                         303,639          303,639         (156,507)        (156,507)
3.06.05.01       FOREIGN EXCHANGE AND MONETARY LOSS, NET                          337,712          337,712              282              282
3.06.05.02       AMORTIZATION OF SPECIAL EXCHANGE VARIATION                       (34,073)         (34,073)        (106,890)        (106,890)
3.06.05.03       OTHER                                                                  0                0          (49,899)         (49,899)
3.06.06          EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES       (51,309)         (51,309)          13,604           13,604
3.07             OPERATING INCOME (LOSS)                                          549,655          549,655         (295,221)        (295,221)
3.08             NON-OPERATING INCOME (LOSS)                                       (5,401)          (5,401)          (3,546)          (3,546)

01.01 - IDENTIFICATION

1 - CVM CODE        2 - NAME OF COMPANY                       3 - TAX PAYER
00403-0             COMPANHIA SIDERÚRGICA NACIONAL            33.042.730/0001-04

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE    2 - DESCRIPTION                                            3 - 01/01/2003   4 - 01/01/2003   5 - 01/01/2002   6 - 01/01/2002
                                                                        TO 03/31/2003    TO 03/31/2003    TO 03/31/2002    TO 03/31/2002

3.08.01    INCOME                                                                19               19            1,530            1,530
3.08.02    EXPENSES                                                          (5,420)          (5,420)          (5,076)          (5,076)
3.09       INCOME BEFORE TAXES AND PARTICIPATIONS / CONTRIBUTIONS           544,254          544,254         (298,767)        (298,767)
3.10       PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION                  44,589           44,589          (16,350)         (16,350)
3.11       DEFERRED INCOME TAX                                             (182,811)        (182,811)         117,705          117,705
3.11.01    DEFERRED INCOME TAX                                             (132,990)        (132,990)          89,937           89,937
3.11.02    DEFERRED SOCIAL CONTRIBUTION                                     (49,821)         (49,821)          27,768           27,768
3.12       STATUTORY PARTICIPATIONS / CONTRIBUTIONS                               0                0                0                0
3.12.01    PARTICIPATIONS                                                         0                0                0                0
3.12.02    CONTRIBUTIONS                                                          0                0                0                0
3.13       REVERSAL OF INTEREST ON STOCKHOLDERS' EQUITY                           0                0                0                0
3.15       NET INCOME (LOSS) FOR THE PERIOD                                 406,032          406,032         (197,412)        (197,412)
           OUTSTANDING SHARES (THOUSANDS)                                71,729,261       71,729,261       71,729,261       71,729,261
           EARNINGS PER SHARE (R$)                                          0.00566        0.00566
           LOSS PER SHARE (R$)                                                                               (0.00275)        (0.00275)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR	CORPORATE LAW
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Date – 03/31/2003

00403-0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

(In thousands of reais, except as otherwise indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, and has as main industrial complex being the Presidente Vargas Mill in the City of Volta Redonda, State of Rio de Janeiro, Southeast Brazil.

Additionally, CSN is engaged in the mining of iron ore, limestone and dolomite in the neighboring State of Minas Gerais to cater for the needs of the Presidente Vargas mill. Aiming to improve these activities, the Company also maintains strategic investments in railroad and electricity transportation, ports, among other companies.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

In compliance with the configuration of the quarterly information form, the Statements of Changes in Financial Position and Cash Flows of the parent company and consolidated, are presented in the table “Other information that the company understands as relevant”.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the accounting principles adopted in Brazil, as well as with the accounting standards and pronouncements established by the Brazilian Securities Commission ("CVM") and Brazilian Institute of Accountants – IBRACON.

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company decided to defer the net exchange variation incurred during fiscal year 2001, as detailed in Note 13.

(b) Marketable securities

Securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, respectively, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries, jointly owned subsidiary companies and associated companies are recorded by the equity accounting method, plus any amortizable goodwill and discount negative goodwill, if applicable.
The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company includes the revaluation of assets, based on an appraisal conducted by independent firms, as of March 31, 1999, and December 19, 2002 as permitted by Ruling No. 288 issued by the Brazilian Securities Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates shown in Note 11 based on the remaining economic useful lives of the assets after revaluation, according to the technical appraisal report. Iron mine depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years. The amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects. The charges also include the net foreign exchange variations related to the first quarter of 1999 and the year 2001.

(i) Current and long-term liabilities

These are stated at their known or estimated values, when applicable, including accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Employees’ Benefit

In accordance with Deliberation No. 371, issued by the Brazilian Securities Commission (“CVM”), of December 13, 2000, the Company, decided to record the respective actuarial liabilities from January 1, 2002, as mentioned in reported deliberation and substantiated by independent actuarial studies (see note 26 d).

(k) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based at their effective tax rates and consider the tax loss absorption limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences as well as income tax and social contribution on the 2001 deferred exchange variation and other temporary differences

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments.
The swaps operations are recorded based on the operations’ net results, which are booked monthly as for the contractual conditions. The operations of exchange options are monthly adjusted to market value, whenever the position shows a loss, such loss is recognized as a company obligation in counter entry to the financial result, in accordance with the prudence principle.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the years ended March 31, 2003 and December 31, 2002 include the following subsidiaries and joint subsidiaries:

(1) Considering the indirect participation in Sepetiba Tecon S.A., through CSN Panama,S.A., the total participation amounts to 50%.

The financial statements originally prepared in US dollars (CSN Panama, S.A., CSN Islands Corp., CSN Islands II, CSN Steel Corp., CSN Overseas, CSN Energy Corp. e CSN Steel II, S.A.) were converted to Brazilian reais at the exchange rate in effect on March 31, 2003 –R$ 3.3531 December 31, 2002 - R$ 3.5333 and March 31, 2002 – R$ 2.3236) and the gains / losses originated by this conversion were accounted for in the income statements of the related years, as a result of equity accounting in the parent company and exchange variation in the consolidated. These financial statements were prepared applying the same accounting principles as those applied by the Parent Company.

All intercompany balances and transactions have been eliminated in the presentation of the consolidated financial statements.

The year-end closing dates for the consolidated subsidiaries and jointly owned subsidiaries coincide with those of the parent company.

Being consistent with the financial statements as of December 31, 2002, the Company did not consolidate the following investees due to the fact that they do not represent any relevant change to the consolidated economic unit.

The consolidated financial statements do not include the subsidiary CSN Aceros, S.A an associated company through the 37.50% interest held by CSN Panama, S.A.

The participation in Itá Energética S.A. (ITASA) is shown as investment available for sale in long-term assets. Accordingly, the ITASA financial statements were not consolidated.

The reconciliation between shareholders’ equity and net income (loss) for the year of the Parent Company and consolidated is as follows:

Note 19 only shows changed in the parent company’s stockholders’ equity.

5. TRANSACTION WITH RELATED PARTIES

* CSN Cayman and CSN Iron – Indirect Participation through its subsidiaries Energy I Corp. and CSN Panama S.A
**Others: CFN, FCA, CSC, CSN Foundation, CBS – CSN Employee’s Pension Fund, FEM, NEPAR, Sepetiba Tecon S.A., CSN Energia S.A. and CSN Participações Energéticas S.A.

These operations were carried out under normal market terms for such operations.
(1) Semester Libor + 3% p.y. – indeterminate maturity – CSN Cayman
    IGPM + 6% p.y – indeterminate maturity – CSN Panama.
(2) Contracts in US$ - Interest of 11% p.y. - maturity 1st tranche: 01/23/2004 and 2nd tranche: 01/29/2004.
(3) Contracts in US$ - Interest of 9.5% p.y. (1st tranche) and 8.25% p.y. (2nd tranche) - maturity 1st and 2nd tranche:06/01/2007- CSN Iron

6. MARKETABLE SECURITIES AND DERIVATIVES

Company management applies investing most of their financial resources in Investment Fund comprised of Brazilian government bonds and fixed income bonds with monetary or foreign exchange variation, issued in the country and swap contracts and exchange options.

7. ACCOUNTS RECEIVABLE

8. INVENTORIES

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

03/31/2003			
	Income Tax		Social Contribution	
Assets	Short Term	Long Term	Short Term	Long Term
Provision for labor, fiscal and civil contingencies	1,673	30,627	602	11,026
Allowance for doubtful accounts	5,034	10,240	1,812	3,686
Provision for interest on stockholders' equity	73,387		26,419	
Provision for losses on marketable securities		31,853		11,467
Provision for unsecured liability		11,070		3,985
Provision for inventory losses	2,389		860	
Provision for losses on property, plant and equipment				
Provision for profit sharing	5,259		1,894	
Provision for reform and maintance	5,992		2,157	
Taxes under litigation		80,623		
Provision for private pension plan		21,597		7,775
Tax Losses / Negative Basis	124,569	65,074	15,955	30,287
Notes Receivable Losses				
Other	1,761	6,502	635	1,046
Total	220,064	257,586	50,334	69,272
Liabilities				
Deferred exchange variation	24,066	25,794	8,664	9,286
Income tax and social contribution on revaluation reserve	31,573	890,045	11,366	320,416
Other	21,312	4,842	7,672	1,743
Total	76,951	920,681	27,702	331,445

The deferred assets related to income tax losses and social contribution negative basis were set up based on the historical CSN’profitability and on the consequent expectation of future profitability, which were approved by Company’s Management Councils. These credits are expected to be completely offset in 5 years

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão" claiming the financial and fiscal effects related to the inflationary elimination of Consumer Price Index (“IPC”) of January 1989, in the calculation of corporate income tax (IRPJ) and social contribution ("CSL") (see Note 18c).

Reconciliation between expenses and income of current income tax (“IRPJ”) and social contribution ("CSL") of the parent company and the application of the effective rate on net income before CSL and IRPJ is as follows:

10. RECOVERABLE PIS/PASEP

As a result of a favorable final decision by the Federal Supreme Court and on the basis of Federal Senate Resolution no. 49/95 ruling that Decrees no. 2445/88 and no. 2449/88 were unconstitutional, and based on the opinion which was further supported by CSN’s legal counsel, the Company states the amount of this credit in its balance sheet, which includes principal and legal charges.

11. INVESTMENTS

a) Direct participation in subsidiary and associated company

b) Investment Movement

• GalvaSud

Galvasud shares were assigned in guarantee of financing contracted by the Company with Unibanco - União de Bancos Brasileiros S.A. and Kreditanstalt Fur Wiederaulfbau.

• ITA

In 2001, the Administrative Council decided to sell the shareholding in Itá Energética S.A. (ITASA). Considering that there is formal evidence that the sale will occur in the near future, the investment balance was transferred to current assets, not being part of this note equity accounting any more, although restated by the same method, as determined by Instruction CVM No 247/96, art. 7, totaling R$(42,209) in 2003.

• Metalic

At the CSN Stockholders’ General Meeting, held on September 26, 2002, the Administration Council approved the acquisition by the Company of all Companhia Metalic Nordeste “Metalic” issued shares. The acquisition was effected on November 27, 2002 for the price of R$108,500 indexed, as of July 1, 2002, by the General Market Price Index disclosed by Fundação Getúlio Vargas, plus interest of 12% per year, to be paid in 12 monthly and successive installments, as from November 2002.

The goodwill of R$125,759, recorded upon acquisition of the investment is supported by the future profitability of the company’s assets as Metalic is the only manufacturer of two pieces steel can representing a 5% market share. This material is an alternative to aluminum, because of its lower cost and better performance, both for the filling aspect as for lithography. To March 2003, the company amortized R$3,144.

In March 2003, the Company decided to capitalize Metalic with credits recorded in its accounts receivable and current accounts balances between the two companies. Such capitalization added R$47,319.

• INAL

On December 30, 2002, as a result of a corporate reorganization process of the Company and its activities for unification of similar activities between INAL and CISA, both CSN controlled companies, the Company sold to its subsidiary CISA - CSN Indústria de Aços Revestidos S.A., the 8,457,189 common shares issued by INAL - Indústria Nacional de Aços Laminados S.A., representing 99.9998% of participation, for the book value of R$141,227 for payment up to 360 days.

• MRS

MRS adopted a new tariff policy, which may provide for the retaking of its economical-finance break-even position. The Company understands that it is premature and unnecessary to recognize an eventual compromise with respect to the MRS unsecured liability. Company audited by another independent auditor.

• FCA

FCA present an unsecured liability in the amount of R$533,836 on March 31, 2003. Accordingly the Company’s investment in FCA is reduced to zero and the Company did not recognize the corresponding unsecured liability in the proportion of its participation based on the understanding that the investment, currently, is not essential to its business.

12. PROPERTY, PLANT AND EQUIPMENT

At the Extraordinary General Shareholders’ Meeting held March 31, 1999 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no. 183, a revaluation report prepared by an independent specialized firm considering land, equipment, installations and real estate property in the plants of the Presidente Vargas Mill, Casa de Pedra and Arcos beside the iron ore mine in Casa de Pedra, the latter only being possible due to the fact that it is a publicly declared mine, defined by Decree no. 24642/1934 – mine code – as the mines known at the time to belong to the owners of the land on which they were located.

At the Extraordinary General Shareholders’ Meeting held December 19, 2002 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation 183, a revaluation report considering the fixed assets of thermical mill – CTE - II, in the City of Volta Redonda, RJ. The report established an increase in the amount of R$508,433 which composes a new amount of R$970,332 for the assets, already net of the depreciation incurred in the first two years of operation.

In the first quarter of 2003, assets given as guarantee of financial operations amounted to R$2,309,512 (R$2,309,512 in 12/31/2002).

Total depreciation, depletion and amortization for the first quarter 2003 was R$120,953 (2002 – R$118,983), of which R$113,902 (2002 – R$114,217) appropriated to production cost and R$7,051 (2002 – R$4,766) to overhead and administrative expenses (does not include amortization of deferred assets).

The portion of the total depreciation and depletion of the revaluated fixed asset items charged to results for each year is transferred in stockholders’ equity in equal proportion from the revaluation reserve to retained earnings. In the 1st quarter, the net amount of income tax and social contribution was R$28,848 (2002 – R$26,762).

Construction in progress is mainly represented by a set of investment plans aimed at updating and developing technology to keep the Company competitive, both at the local and international markets. The main plans address environmental protection projects, cost reduction, infrastructure improvement and automation techniques as well as IT. Capitalized financial charges on work in progress in the 1st quarter 2003 amounted to R$11,184 (2002 – R$2,172).

13. DEFERRED CHARGES

The IT projects are represented by automation projects of operating processes that aim at reducing costs and increase the competitiveness of the Company.

The amortization of the IT projects and of other projects in the 1st quarter 2003 was R$9,634 (2002 – R$8,405), of which R$6,820 (2002 – R$6,289) appropriated to production cost and R$2,814 (2002 – R$2,116) to overhead and administrative expenses.

Based on Provisional Measure no. 3 of September 26, 2001 and CVM Deliberations no. 404 and 409 of September 27, and November 1, 2001, respectively, the Company and its subsidiaries MRS Logística and Galvasud have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in 2001. The Company deferred the amount of R$1,360,636 in September 2001 and in the 1st quarter 2003 amortized R$34,073 the balance will be amortized until 2.004 The net movement can be shown as follows:

14. LOANS AND FINANCING

On March 31, 2003, the long-term amortization schedule is shown below:

Interest is applied to the external and domestic loans and financing, at the following annual rates as of March 31, 2003:

Breakdown of total debt by currency of origin:

The Company carries out derivative operations, in accordance with Note 16, for the purpose of minimizing the risk of relevant oscillation in foreign currency parity.

The guarantees offered for the loans and financing amounted R$5,140,183 on March 31, 2003 (R$5,298,902 on December 31, 2002), and comprised mainly fixed assets items, bank guarantees and promissory notes. This amount does not take into consideration the guarantees provided to subsidiaries, joint subsidiaries and associated companies (see Note 17).

15. DEBENTURES

As approved at the Extraordinary Stockholders' General Meeting and at the Administration Council Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 debentures nominatives and non convertible, with no guarantee or preference, with nominal value of R$10 each. There have been issued 54,000 debentures from the first series and 15,000 from the second series with a total face value of R$ 690,000. However, the credit from negotiation with financial institutions, occurred on March 01, 2002 in the amount of R$699,227. The difference of R$9,277, resulting from the unit price variation between the issued date and the transaction date, is recorded in the stockholders’ equity as capital reserve. The nominal unit value is being monetarily restated, added by the respective remuneration “pro-rata temporis” calculated the first issue was corrected by CDI increased by 2.75% p.y and the second issue by IGPM plus interest of 13.25% p.y.. The maturity is expected for 02/01/2005 (First Series) and 02/01/2006 (Second Series), with the option of advance redemption (total or partial), as the issuer’s option.

In March 2002, the Company repurchased the 4,396 debentures (4,396 on December 31, 2002). Comprising 2,345 of the first series, and 2,051 of the second.

16 . FINANCIAL INSTRUMENTS

General Considerations

The Company’s business includes flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows:

(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of March 31, 2003, R$6,630,609 of the Company’s total debt were denominated in foreign currency. As a consequence, the Company is subject to changes in exchange rates. The Company manages the risk of the exchange rate fluctuation that affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps, forward contracts and option contracts with banks, as well as investing of a great part of its cash and banks in securities remunerated by exchange variation.

The Management’s objective in keeping these instruments is to equal the investment gains on loans resources to the loss on exchange devaluation of Brazilian Real in relation to U.S. Dollar and Yen. These loan resources were invested in short-term applications in Brazilian Reais, which yield interest at the Brazilian market rates.

(b) Credit Risk

The credit risk exposure is managed through the restriction of subsidiaries in derivative instruments to large financial institutions with a high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company does not maintain or issue financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that the Company adopts to minimize occasioned problems with its commercial partners.

The financial instruments recorded in balance sheet accounts as of March 31, 2003, in which market value differs from the book value, are as follows:

On March 31, 2003 the consolidated position of derivative agreements outstanding was as follows:

(c) Market Value

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on March 31, 2003, for financial transactions with identical features, such as: volume and term of the transaction and maturity date. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

17. COLLATERAL SIGNATURE AND GUARANTEES

Together with its wholly owned and joint subsidiaries, the Company has the following responsibilities for guarantees provided

18. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

The contingent liability is recorded in the heading of Provisions (current and long-term) and Taxes Payable.

a) Labor litigation dispute:

As of March 31, 2003, CSN was the defendant of 1,800 labor claims (1,830 claims on December 31, 2002), which generated a provision in the amount of R$46,468 (R$46,699 on December 31, 2002). Most of the lawsuits are related to subsidiary responsibility, wages equalization, overtime and additional payment for unhealthy and hazardous activities.

The lawsuits related to subsidiary responsibility represent a great portion of the total labor litigations against the Company and are originated from the non payment by the contracted companies of the employees obligations, which results in CSN inclusion in the lawsuits to honor, at a subsidiary level, the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility tend to be deceased toward CSN due to the procedures adopted by the Company in order to inspect and assure the compliance with the wages and social charges payments, by the creation of the Contract Attendance Centers, which are operating over the last 3 years.

b) Civil Actions:

There are, mainly, claims for indemnities among the civil judicial processes, which the Company is involved in. Such processes, in general, are originated from work related accident and occupational diseases related to industrial activities of the Company. For all these disputes, as of March 31, 2003 the Company had a provision in the amount of R$34,132 (R$27,863 on December 31, 2002).

c) Tax Litigation Dispute:

PIS/COFINS – Lei 9.718/99

CSN is questioning the legality of law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. The amount of this provision is R$180,008, as of March 31, 2003 (R$183,052 on December 31, 2002), which includes legal charges.

The Company obtained a favorable sentence in the first instance court and the process is going through compulsory re-examination by the 2nd Regional Federal Court of Appeals. The process has not being judged by the superior courts yet, however, according to the Company’s lawyers favorable outcome is considered possible.

CPMF

The Company is questioning the CPMF (Provisional Contribution on Financial Activities) taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision on March 31, 2003 is R$132,179 (R$116,197 on December 31, 2002), which includes legal charges.

The sentence in the court first instance was favorable and the process is being judged by the 2nd Regional Federal Court of Appeals. However, we emphasize that the most recent precedent by the courts has not been favorable to the taxpayers.

CIDE – Contribution for Intervention in the economic domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain over the amounts paid, credited or remitted to beneficiaries that are not permanent residents of the country, as royalties or remuneration of supply contracts, technical assistance, trade mark license agreement and patent license exploration agreement. The Company recorded a judicial deposit in 2002 and its corresponding provision in the amount of R$20,604 (R$18,400 on December 31, 2002), which includes legal charges.

The first instance court decision was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. However, there is not a legal precedent, since the processes about the subject are still very recent. According to the Company’s lawyers, favorable outcome is considered possible.

Educational Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from 01.05.89 to 10.16.96. The provision on March 31, 2003 amounts to R$25,911 (R$24,331on December 31, 2002), which include legal charges.

The sentence in the legal court first instance was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. Recently, the Brazilian Supreme Court judged the subject against the taxpayer, which reduces the favorable outcome expectations in this process.

SAT – Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current law. The amounts of R$31,305 (R$28,065 on December 31, 2002) are being accrued on March 31, 2003, which include legal charges.

The sentence in the first instance court was unfavorable and the process is currently in TRF of the 2nd Region. Although there was so far no judgment in the Brazilian Supreme Court, according to the Company’s lawyers, favorable outcome is considered possible.

Others

The Company has also numerous legal suits accrued related to FGTS LC 110, Drawback and Additional of freight for renewal of the charges navy merchant (AFRMM), in the amount of R$8,624 on March 31, 2003 (R$7,480 on December 31, 2002), which include legal charges.

Income Tax and Social Contribution

The Company claims the recognition of financial and fiscal effects related to the inflationary “expurgation” of the IPC of January 1989, of 51.87%.

In February 2003, the court judged part of the discussion given by the Federal Court of the 1st Region, which recognized CSN right to 42.72% of the tax effects in the computation of the income tax and social contribution related to inflationary expurgation of the 1998 IPC (“Plano Verão”), after deducting the 12.51% of the monetary restatement applied . Consequently, CSN recorded, in the 1st quarter of 2003, the amount of R$114,181 million as reversal of part of the IR/CSL provision related to this claim.

As of March 31, 2003 the Company recorded R$218,381 (R$218,381 on December 31, 2002) of court deposit and a provision of R$104,200 on March 31, 2003 (R$218,381 on December 31, 2002).

19. STOCKHOLDERS’ EQUITY

(a) Capital stock

The Company’s capital stock on March 31, 2003 and 2002 is comprised of 71,729,261 thousand common shares, all book shares and without par value. Each common share entitles the owner to one vote at the General Meetings of Stockholders.

(b) Revaluation reserve (Parent Company)

This heading covers revaluations of the Company’s fixed assets decided by the Extraordinary General Stockholders’ Meeting held March 31, 1999, such revaluations were intended for determining adequate amounts for the Company’s fixed assets and additionally for the thermo-electrical power plant – CTE II approved by the Extraordinary Stockholder’s Meeting of December 19, 2002, in conformity with CVM Deliberation° 288 of December 3, 1998.

Pursuant to the provisions of CVM Decision No. 273 of August 20, 1998, a provision for social contribution and income tax was set up and classified as a long-term liability on the balance of the revaluation reserve (except land).

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

(c) Capital composition

On March 31, 2003, the main CSN’ stockholders are:

The Company’s stock owned by Vicunha Siderurgia, were offered in guarantee of some restrictive convenants of loan agreement of this controlling stockholder.

(d) Investment Politics and Payment of Interest on Stockholders’ Equity

On December 13, 2000, the Board of Directors decided to adopt a policy of profit distribution, which, by observing the provision of law no. 6,404, altered by law no. 9,457/97 implies the distribution of all net profit to the stockholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy of the Company, (ii) compliance with the Company’s obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

20. NET REVENUES AND COST OF PRODUCTS SOLD

21. CONSOLIDATED REVENUES AND INCOME BY SEGMENT OF BUSINESS

The information by business segment is based on the accounting books in accordance with Corporation Law.

The disclosure by business segment followed the concept of IAS14, as suggested by the Brazilian Securities Commission (“CVM”), providing the means to evaluate the performance in all Company’ business segments.

MAE

Disputes between electric sector agents, aggravated by the lack of electric energy offer during the rationing, did not allow the financial settlement of the operations carried out in the Wholesale Energy Market (“MAE”). Such disputes are being resolved through the General Agreement between electric sector agents, with direct intervention of the Federal Government.

During the period from September 2000 to March 2003 the Company recorded the amounts determined in accordance with the statements provided by MAE, with the commercialized energy volume in the amount receivable of R$484,333. Until April 29, 2003 the Company received the amount of R$171,430, of which R$91,179 in 2002 and R$80,251 in 2003.

The Company accrued R$50,517 provision for the effects of Order No 288/2002 of the Electric Energy National Agency – ANEEL (exposure relief). The Company understands that credits with the MAE, net of provision, are higher than accounted for, and that should be financially remunerated.

In 2003, net sales revenue recognized by the energy segment via CSN Energia S.A., amounted to R$108, equivalent to the volume of energy traded in the MAE.

22. FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS

Parent Company		Consolidated	
	03/31/2003	03/31/2002	03/31/2003	03/31/2002
Financial expenses:				
Loans and financing - foreign currency	(34,375)	(28,850)	(53,793)	(66,377)
Loans and financing - Brazilian currency	(56,698)	(31,729)	(63,020)	(14,984)
With subsidiaries	(53,111)	(58,442)		
Other financial expenses	(38,149)	(39,637)	(47,456)	(58,932)
	(182,333)	(158,658)	(164,269)	(140,293)
Financial income:				
With subsidiaries	1,045	8,182		
Yield on financial applications net of provision for losses	7,282	(103,261)	11,990	(98,177)
Exchange Swap	(157,346)		(157,346)	
Exchange Variation Amortization(CVM 404/01 and 409/01)		(222,376)		(222,376)
Other income	11,737	77,732	20,701	80,584
	(137,282)	(239,723)	(124,655)	(239,969)
Net financial income	(319,615)	(398,381)	(288,924)	(380,262)
Monetary Variation				
- Assets	5,522	3,866	3,330	3,744
- Liabilities	(21,541)	(5,849)	(23,959)	(13,386)
	(16,019)	(1,983)	(20,629)	(9,642)
Exchange Variation				
- Assets	(61,407)	(1,748)	(49,264)	(1,981)
- Liabilities	415,138	4,013	308,685	10,321
- Amortization of deferred foreign exchange variation	(34,073)	(106,890)	(34,741)	(107,557)
	319,658	(104,625)	224,680	(99,217)
Net monetary and exchange variations	303,639	(106,608)	204,051	(108,859)

23. NON-OPERATING INCOME (EXPENSES)

On March 31, 2003, the parent company non-operating result, amounted to R$5,401 (R$3,546 in 2002), and consolidated amounted to R$5,320 (R$3,565 in 2002). The most significant item included in these results is the setting up of a provision for probable loss on investment, mainly related to the write – off of advance for future capital increase.

24 .VALUE-ADDED (PARENT COMPANY)

25. EBITDA

The Company’s EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

26. EMPLOYEES’ PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees’ Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, the principal objective of which is to pay benefits complementing those of the official social security. CBS congregates CSN employees, employees of CSN related companies and CBS employees, provided they sign the assent agreement.

(b) Characteristics of the Plans

CBS has three benefit plans:

35% of Average Salary Plan

It is a defined benefit plan, which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, invalidity or old-age) on a life long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

Supplementary Average Salary Plan

It is a defined benefit plan, which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

Combined Supplementary Benefits Plan

This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension, invalidity and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of March 31, 2003 and December 31, 2002, the plans are presented as follow:

(c) Insufficiency of Reserve Equalization

On January 25, 1996, the Supplementary Social Security Secretariat – SPC (Secretaria de Previdencia Complementar), through letter no. 55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on value determined on September 30, 1995, monetarily update to December 31, 1995. Under the approved scheme to settle the insufficiency, the participants will cover 42.51% over a period of 35 years and the sponsors will cover 57.5% over 30 years.

Through letter no. 1555/SPC/GAB/COA, of August 22, 2002, confirmed by letter no. 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors’ responsibility in the amount of R$725,820, in 240 monthly and successive installments being the 1st to 12 th installments due in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.y.), starting June 28, 2002. The contract also foresees the installments anticipation in case of cash necessity in defined benefit plan and the transfer of occasioned deficits/superavits for which the sponsors are responsible to the updated debtor balance, so as to preserve the plans’ balance without exceeding the maximum period of amortization.

(d) Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC 26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the management of the Company, with its external actuaries, determined the effects of this new practice.

Actuarial Liability Recognition

The Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, as from January 1, 2002, being appropriated in the first quarter of 2003 the amount of R$20,393, in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation No. 371/2000, which added to related contribution private pension fund outlay totaled R$28,307.

The amortizing contribution is related to the part of the participants in the determination of to settle the reserve insufficiency, was reduced by the present value of the total actuarial obligations of the respective plans. Some participants are challenging in court this amortizing contribution; but the Company based on its legal and actuarial advisors, understands that the amortizing contribution was approved by Supplementary Social Security Secretariat “Secretaria da Previdência Complementar”, and as such the contribution is due by those participants.

In the case of the Millennium Plan (Combined Supplementary Benefit Plan) of defined contribution, where there is a net actuarial asset, and in which the sponsor contributions are the same as the participants’ contribution, our actuarial advisors understand that 50% of the net actuarial asset could be used for reduction of the sponsor’s contribution. Thus, the sponsor chose to recognize 50% of this asset on its books in the amount of R$2,910 in 2003.

Main actuarial assumptions adopted in the actuarial liability calculation

27. BUSINESS INTERNATIONALIZATION

In accordance with CSN’s international business development strategy, on June 19, 2001, CSN obtained the right to acquire assets, with approximate value of US$50 million that belonged to Heartland Steel Inc., a company in Chapter #11, located in Terre Haute, state of Indiana, USA.

As of July 16, 2001, CSN ceded its right to a limited liability corporation LLC (“LLC”), organized according to the Delaware legislation, and controlled by Tangua Incorporated, which is controlled by an unrelated entity. LLC acquired the above mentioned assets for the amount of US$55 million and assumed certain liabilities in the total amount of US$19 million.

CSN is to acquire the quota of LLC in July 2003, as part of a “put” and “call” agreement signed by CSN and the administrative agent of Credit Agreement, related to a Tangua’s loan. The principal amount of the loan signed in July 2001 is US$175 million, subject to Libor plus interest of 1.875% p.a. The price for CSN to exercise this right in the “put and call” agreement is the borrowing balance (plus accrued interest) on the acquisition date.

28.SUBSEQUENT EVENTS

• Lusosider

On April 22, 2003, the Company informed that, in conformity with its internationalization strategy, it intends to buy from Banco do Espírito Santo de Investimentos S.A. (“BESI”), 50% of its participation in Lusosider Projectos Siderúrgicos S.A., a Portuguese laminating company producing galvanized products by immersion and metallic blades, in the amount of EUR 10,84 million (US$11.8 million). This transaction is subject to conditions, among which the approval, by the Portuguese or European Economic Community regulating agencies.

• FCA - CFN - TECON

The Company and Companhia Vale do Rio Doce – CVRD, announced the signing of purchase and sale contracts of equity holdings that, after approval by the regulating agencies and by the BNDES, will make it possible for the Company and its subsidiaries to hold the whole control of Sepetiba TECON and 50% of CFN, whereas CVRD will have the whole control of Ferrovia Centro Atlântica. Within a 60-day term, the Company will disburse the amount of R$80 million for the stake in Sepetiba TECON and the amount paid by CVRD – R$100 million– to transfer the control from CFN to CSN and TAQUARI.

• Offering

The Company, through its subsidiary CSN Islands III Corp., issued US$75 million in Notes. The transaction, with maturity in 2 years, has coupon of 9.75% p.y.. The funds raised in this operation will be used as working capital, increasing the Company’s liquidity.

• Liquidation of US Commercial Papers

On April 18, 2003 the Company settled the US Commercial Papers financial operation in the amount of US$250 million, through its subsidiary CSN Overseas. The funds were raised in 2001 at the approximate cost of 5.9% p.a.

29. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices laid down by the Corporate Law in Brazil.

Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to generally accept accounting principles in other countries.

Highlights

  The strong operating performance contributed to EBITDA (Gross Profit – SG&A Expenses + Depreciation and Depletion) of R$717 million, 90% higher than in 1Q02, and an EBITDA margin (EBITDA/net revenues) of 51%. Consolidated EBITDA totaled R$788 million, 102% higher than in 1Q02 and the EBITDA margin was 50%.

  Net revenues grew 49% to R$1.4 billion in 1Q03, due to price increases implemented in the domestic market, a greater percentage of coated product sales (38% compared to 32%), and a greater portion of export sales. These factors were partially offset by 9% lower sales volume. Export volumes and revenues (denominated in U.S. dollars and translated into reais in the income statement) rose from 28% to 33% and from 18% to 27% of total sales, respectively, in 1Q03, reflecting a 7% higher export volume and by a 114% increase in average prices obtained, in reais.

  Consolidated net debt was 5% lower compared to December 31, 2002, totaling US$1.368 billion, and US$709 million lower than at the close of 1Q02. This reduction is a result of strong cash generation, which contributed to a US$165 million increase in cash on a consolidated basis at the end of 1Q03. The Company’s cash management and hedging strategy reduced the quarter’s average cost of net consolidated debt to close to zero.

  As a result of the excellent operating performance and the 5.1% appreciation of the Brazilian real during 1Q03 (compared to the last quarter of 2002), CSN’s net income totaled R$406 million (R$5.66 per ADR) compared to a net loss of R$197 million in 1Q02.

Production and Production Costs

In 1Q03, crude steel output remained stable at 1.3 million tonnes, while rolled finished products production was stable at 1.1 million tonnes (production volumes measured at the continuous caster for crude steel, and at the hot strip mill for rolled finished products - this volume slightly differs from inventory deposits due to normal process losses).

Production costs in 1Q03 were higher on a per-tonne basis, due mainly to the 47% average depreciation of the real against the dollar compared to 1Q02. In addition, the Company consumed a greater amount of purchased coke (in 2002 the company consumed excess coke produced during Blast Furnace #3 maintenance) and reclassified certain costs for personnel involved in operations from administrative expenses to cost of goods sold.

Sales

Sales volume of finished products and slabs totaled 1.08 million tonnes, 9% lower than in 1Q02, driven by lower sales of slabs and hot rolled steel, which are lower value-added products.

The domestic market accounted for 67% of total sales volume in 1Q03 compared to 72% in the same period of 2002. Demand in the domestic market was driven by our sales to the automotive sector, which increased 22%, due to strong vehicle exports. In the export market, China was the main destination, where prices were higher than the international average.

Higher value-added galvanized steel and tin mill products accounted for 38% of total sales volume in 1Q03, compared to 32% last year, when the Company’s slab sales were 70,000 tons higher.

CSN’s consolidated sales volume was 1.09 million tonnes in 1Q03, with the percentage of export sales remaining at 33% and coated products accounting for 41% of total sales volume, reflecting the sale of galvanized products by GalvaSud produced from cold rolled steel purchased mainly from CSN.

Operating Results

Net revenues, Cost of Goods Sold & gross margin

Net revenues increased 49% to R$1.4 billion in 1Q03, compared to 1Q02. Higher average prices and a greater percentage of coated product sales offset a 9% lower sales volume. Lower sales volume was due mainly to delays in an approximately 40,000-tonne shipment caused by a 10-day trucking strike in March and by lower inventory levels at the beginning of 2003. Domestic sales accounted for 73% of total net sales compared to 82% in 1Q02.

Consolidated net revenues totaled R$1.6 billion in 1Q03, 52% higher than in 2002. The differences between Parent Company and Consolidated figures are the sales of Metalic, CISA and GalvaSud, which sell higher value added products produced from products supplied mainly by CSN.

In 1Q03, cost of goods sold (CoGS) was 21% higher, totaling R$700 million. The impact of the higher average exchange rate on imported raw materials was the main reason behind this increase, in addition to an R$11 million impact from the reclassification of certain personnel expenses to production costs, as mentioned above. Included in CoGS is our R$22 million share of MRS amortization of deferred exchange rate loss incurred in 2001. Consolidated COGS was R$764 million, 17% higher than in 1Q02.

Gross margin was 50% in 1Q03 compared to 38% in 1Q02, due mainly to higher selling prices. Consolidated gross margin was 52%, compared to 1Q02’s 38%.

  SG&A expenses
  In 1Q03 SG&A expenses, without depreciation, totaled R$93 million, R$8 million lower than in 1Q03. The main reason for this decrease was the R$11 million in expenses that were reclassified to production costs, as mentioned above.

  EBITDA
  EBITDA in 1Q03 was 90% higher, totaling R$717 million. The EBITDA margin was 51%, up from 40% in 1Q02 and unchanged from the 4Q02 margin. This increase is related to the growth of gross profit. The inclusion of our share of MRS’ amortization of deferred exchange rate loss mentioned above had a 3 percentage point negative impact on the EBITDA margin.

  Consolidated EBITDA also grew 102% to R$788 million, with an EBITDA margin of 50%, practically the same as the parent company.

  Other operating income (expenses)
  In 1Q03, the Company recorded other net income of R$25 million compared to a net expense of R$48 million in 1Q02. In March 2003 a provision of R$35 million that was booked in 4Q02 to recognize a partial liability to MAE by Itasa was reversed, as Itasa recognized this part in its income statement (therefore impacting equity results negatively. Also contributing to this item were lower provisions for contingencies.

Net financial result

Net financial result (financial expenses plus financial income plus monetary and net currency variations, excluding amortization of the deferral) was a positive R$18 million in 1Q03. The positive change of R$194 million is a result of the Company’s hedging strategy. Arbitrage gains from hedging instruments and a low nominal cost of gross debt contributed to a net debt cost of 4% per year in reais, or 15% of CDI Cetip (annualized). For the remainder of the year, the Company expects a consolidated net debt cost of approximately 70% of CDI (Brazilian Interbank Interest Rate).

Exchange Rate Impact Deferral: In 1Q03, CSN amortized a total amount of R$34 million compared to R$329 million in 1Q02, leaving a balance of R$96 million to be amortized by the end of 2003 and R$104 million to be amortized in 2004.

Equity in results of subsidiaries

Equity in results of subsidiaries was a negative R$51 million in 1Q03, due mainly to the impact of the 5.1% currency appreciation on shareholders’ equity of offshore companies denominated in U.S. dollars.

  Income Tax and Social Contribution
  In 1Q03, CSN recorded a tax expense of R$138 million compared to a tax credit of R$101 million in 1Q02. The higher pre-tax earnings were partially offset by a reversion of a portion of the tax provision in the amount of R$115 million associated with the the inflationary amnesty of 1989 (“Summer Plan”). In February 2003, a partial ruling was made by the Federal Court (TRF – 1a reg.), which allows CSN to recognize 42.72% (adjusted for inflation with a 12.51% indexer) of the fiscal effects to calculate income taxes related to the Summer Plan.

  Net Income (Loss)
  Net income in 1Q03 for the Parent Company was R$406 million (R$5.66 per ADR), R$603 million higher than in 1Q02. Consolidated net income totaled R$397 million, or R$594 million higher than in 1Q02.

Consolidated Net Debt

In 1Q03 CSN’s consolidated net debt was reduced 5% to US$1.368 billion, due to strong cash generation which raised the consolidated cash position by US$165 million during the first quarter of 2003. On March 31, 2003, cash and cash equivalents were US$652 million. Annualizing first quarter consolidated EBITDA would result in a Net Debt/EBITDA ratio of 1.5 on March 31, 2003.

Capital Expenditures

In 1Q03, capital expenditures totaled R$22 million, primarily relating to the technological and operational maintenance of the Volta Redonda mill. In addition to this amount, property, plant and equipment increased by R$514 million, reflecting CISA incorporation into CSN, in 1Q03.

Recent Events

  In line with its strategy to focus on its core competency in steelmaking and maintain stakes in assets that yield synergies for the Company, on April 16, 2003 CSN signed an Agreement for the Purchase and Sale of Asset Stakes and Other Service Agreements with Companhia Vale do Rio Doce and its subsidiaries (CVRD) and Taquari Participações. Upon completion of the agreement, CSN will own 100% of Sepetiba Tecon S.A. (TECON) and 49% of Companhia Ferroviária do Nordeste (CFN) and will no longer hold a stake in Ferrovia Centro-Atlântica S.A. (FCA). In this transaction CSN will make a cash disbursement of R$81 million for the stake in TECON. In connection with CVRD’ s divestment of its interest in CFN, the amount paid by CVRD, will be added to CFN’s shareholder’s equity.

  On April 22, 2003, CSN issued US$75 million in 2-year Notes through its subsidiary CSN Islands III Corp., with a 9.75% coupon. The transaction was coordinated by J.P. Morgan Europe Limited.

  On April 22, 2003, CSN disclosed its intention to acquire a 50% stake in Lusosider Projectos Siderúrgicos S.A. (Lusosider) from Banco Espírito Santo de Investimento S.A. for EUR 10.84 million (US$11.8 million). This transaction is subject to approval by the Portuguese or European Union regulatory authorities. Lusosider is a steel rolling company that produces dipped galvanized and tin-plate steel products, servicing mainly the Iberian Peninsula market.

  At the Annual Shareholders’ Meeting on April 29, 2003, shareholders approved distributions of R$293.5 million (R$4.091524 per ADR, before taxes) as Interest on Equity and R$506.1 million (R$7.056229 per ADR) as dividends related to revenue reserves from prior years. Payment will be made as of June 11, 2003.

  At this Annual Shareholders’ Meeting, shareholders also approved the assets revaluation report, which increased fixed assets by R$4.1 billion while increasing revaluation reserve and deferred taxes in the long term.

  In April 2003, CSN completed the last of the projects called for in the FEEMA Agreement, signed on January 27, 2000 with the Rio de Janeiro State Government. A total of 130 environmental items were included in the program, 55 of which were related to air pollution control (R$166 million in investments), 44 were related to water pollution control (R$67 million in investments) and 18 were related to solid waste treatment (R$18 million).

On April 30, 2003, Antonio Mary Ulrich, Managing Director of the Corporate Center and Investor Relations, resigned from the Company. Benjamin Steinbruch, CSN’s CEO, will assume these functions in an interim basis.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results and investments, cost of net debt for 2003, the amount of deferral to be amortized in 2003 and 2004 and the completion of the agreement with CVRD and the acquisition of Lusosider. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

                                  SALES VOLUME
                             In thousands of tonnes

                        1Q2003  4Q2002  1Q2002

Brazilian Market           731     776     867

Hot Rolled                 248     252     338
Cold Rolled                180     200     207
Galvanized                 128     129     155
Tin Mill Products          163     185     156
Slabs                       12      10      11

Export Market              352     476     329

Hot Rolled                  96     203      57
Cold Rolled                 21      49       4
Galvanized                  51      90       5
Tin Mill Products           64      96      72
Slabs                      120      38     191

TOTAL MARKET             1,083   1,252   1,196

Hot Rolled                 344     455     395
Cold Rolled                201     249     211
Galvanized                 179     219     160
Tin Mill Products          227     281     228
Slabs                      132      48     202

Exchange Rates (R$/US$)

	4thQ01	1stQ02	2ndQ02	3rdQ02	4thQ02	1stQ03

US$	2.3204	2.3236	2.8444	3.8949	3.5333	3.3531
Change (%)	(13.1)	0.1	22.4	36.9	(9.3)	(5.1)

                             Net revenue by product
                                  In R$/tonne

                       1Q 2003        4Q 2002      1Q 2002

TOTAL MARKET             1,205          1,135          737

Hot Rolled                 911            862          577
Cold Rolled              1,149          1,040          752
Galvanized               1,527          1,403        1,096
Tin Mill Products        1,700          1,542        1,127
Slabs                      767            614          312

           INVESTMENTS IN FIXED AND DEFERRED ASSETS – PARENT COMPANY
                              In millions of reais

                           1Q 2003     4Q 2002   1Q 2002

Technological improvements       8          81         6
Environmental projects           3          18        10
Deferred                        15          23         7
Others*                        (4)          82        17

TOTAL1                          22         204        40
* general construction work, spare parts, maintenance, logistics, etc

____________________
1 Includes financial charges capitalization: 1Q03 - (10) and 1Q02 - 2
________________________________________________________________________________

01.01 - IDENTIFICATION

1 - CVM CODE          2 - NAME OF COMPANY                     3 - TAX PAYER
00403-0               COMPANHIA SIDERÚRGICA NACIONAL          33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE  SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE .   2 - DESCRIPTION                                            3 -03/31/2003  4 -12/31/2002
1            TOTAL ASSETS                                                15,628,941     15,434,227
1.01         CURRENT ASSETS                                               4,692,781      4,227,070
1.01.01 ..   CASH AND BANKS                                                  58,840        141,087
1.01.01.01   BANKS                                                           58,800        141,043
1.01.01.02   OTHER                                                               40             44
1.01.02 ..   CREDITS                                                      1,303,175      1,437,917
1.01.02.01   TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET                  1,089,258      1,191,763
1.01.02.02   TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET                      315,920        351,176
1.01.02.03   ALLOWANCE FOR DOUBTFUL ACCOUNTS                               (102,003)      (105,022)
1.01.03 ..   INVENTORIES                                                    684,284        574,250
1.01.03.01   FINISHED PRODUCTS                                              196,535        130,120
1.01.03.02   PRODUCTS IN PROCESS                                            106,311         78,275
1.01.03.03   RAW MATERIAL                                                   182,011        160,480
1.01.03.04   SPARE PARTS AND MAINTENANCE SUPPLIES                           182,070        176,909
1.01.03.05   IMPORTS IN TRANSIT                                               5,891         15,366
1.01.03.06   MATERIALS IN TRANSIT                                            11,466         13,100
1.01.04 ..   OTHER                                                        2,646,482      2,073,816
1.01.04.01   MARKETABLE SECURITIES                                        2,027,354      1,477,159
1.01.04.02   WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET        87,818        111,906
1.01.04.03   DEFERRED INCOME TAX                                            229,065        239,947
1.01.04.04   DEFERRED SOCIAL CONTRIBUTION                                    53,574         55,194
1.01.04.05   OPTION PREMIUM HEDGE                                                 0              0
1.01.04.06   OTHER                                                          248,671        189,610
1.02         LONG-TERM ASSETS                                             1,429,068      1,600,929
1.02.01 ..   CREDITS                                                         55,405         54,696
1.02.01.01   COMPULSORY LOANS - ELETROBRÁS                                   55,405         54,696
1.02.02 ..   CREDITS WITH RELATED PARTIES                                         0              0
1.02.02.01   AFFILIATES                                                           0              0
1.02.02.02   SUBSIDIARIES                                                         0              0
1.02.02.03   OTHER RELATED PARTIES                                                0              0
1.02.03 ..   OTHER                                                        1,373,663      1,546,233
1.02.03.01   DEFERRED INCOME TAX                                            286,186        389,978
1.02.03.02   DEFERRED SOCIAL CONTRIBUTION                                    79,536        118,818
1.02.03.03   JUDICIAL DEPOSITS                                              456,695        444,068
1.02.03.04   SECURITIES RECEIVABLE                                           52,273         50,921
1.02.03.05   RECOVERABLE PIS / PASEP                                         50,850         49,391
1.02.03.06   LEASES                                                          47,495         48,090
1.02.03.07   INVESTMENT AVAILABLE FOR SALE                                  203,706        237,714
1.02.03.08   DEBENTURE                                                      100,667        100,571
1.02.03.09   OTHER                                                           96,255        106,682
1.03         PERMANENT ASSETS                                             9,507,092      9,606,228
1.03.01 ..   INVESTMENTS                                                    131,452        134,821
1.03.01.01   IN AFFILIATES                                                        0              0

01.01 - IDENTIFICATION

1 - CVM CODE          2 - NAME OF COMPANY                     3 - TAX PAYER
00403-0               COMPANHIA SIDERÚRGICA NACIONAL          33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE  SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE .   2 - DESCRIPTION                                            3 -03/31/2003  4 -12/31/2002
1.03.01.02   IN SUBSIDIARIES                                                131,452        134,821
1.03.01.03   OTHER INVESTMENTS                                                    0              0
1.03.02 ..   PROPERTY, PLANT AND EQUIPMENT                                8,908,473      8,975,706
1.03.02.01   IN NET OPERATION                                             8,303,376      8,407,761
1.03.02.02   CONSTRUCTION                                                   523,783        484,761
1.03.02.03   LANDS                                                           81,314         83,184
1.03.03 ..   DEFERRED CHARGES                                               467,167        495,701

01.01 - IDENTIFICATION

1 - CVM CODE          2 - NAME OF COMPANY                     3 - TAX PAYER
00403-0               COMPANHIA SIDERÚRGICA NACIONAL          33.042.730/0001-04

06.02 - CONSOLIDATED BALANCE  SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE ....   2 - DESCRIPTION                                        3 -03/31/2003   4 -12/31/2002
2               TOTAL LIABILITIES                                         15,628,941      15,434,227
2.01            CURRENT LIABILITIES                                        4,992,788       4,728,635
2.01.01 .....   LOANS AND FINANCING                                        3,508,839       2,969,934
2.01.02 .....   DEBENTURES                                                    29,067         106,556
2.01.03 .....   SUPPLIERS                                                    617,154         696,132
2.01.04 .....   TAXES AND CONTRIBUTIONS                                      341,628         376,489
2.01.04.01 ..   SALARIES AND SOCIAL CONTRIBUTIONS                             84,304          75,303
2.01.04.02 ..   TAXES PAYABLE                                                151,763         198,163
2.01.04.03 ..   DEFERRED INCOME TAX                                           77,618          75,752
2.01.04.04 ..   DEFERRED SOCIAL CONTRIBUTION                                  27,943          27,271
2.01.05 .....   DIVIDENDS PAYABLE                                            293,623         293,847
2.01.05.01 ..   DELIBERATED INTEREST ON STOCKHOLDERS' EQUITY                     216             365
2.01.05.02 ..   PROPOSED DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY      293,407         293,482
2.01.06 .....   PROVISIONS                                                     6,509           7,287
2.01.06.01 ..   LABOR, CIVIL AND FISCAL                                        6,509           7,287
2.01.07 .....   DEBT WITH RELATED PARTIES                                          0               0
2.01.08 .....   OTHER                                                        195,968         278,390
2.01.08.01 ..   DERIVATIVES -PAYBLE ACCOUNTS                                       0          31,887
2.01.08.02 ..   OTHER                                                        195,968         246,503
2.02            LONG-TERM LIABILITIES                                      5,331,375       5,810,400
2.02.01 .....   LOANS AND FINANCING                                        2,568,128       3,043,020
2.02.01.01 ..   LOANS AND FINANCING                                        2,568,128       3,043,020
2.02.02 .....   DEBENTURES                                                   666,550         666,550
2.02.03 .....   PROVISIONS                                                 1,654,968       1,758,427
2.02.03.01 ..   LABOR, CIVIL AND FISCAL                                       91,556          81,095
2.02.03.02 ..   FOR INCOME TAX IN JUDGE                                       59,866         125,271
2.02.03.03 ..   FOR SOCIAL CONTRIBUTION IN JUDGE                              44,333          93,110
2.02.03.04 ..   OTHER TAX IN JUDGE                                           206,407         205,918
2.02.03.05 ..   DEFERRED INCOME TAX                                          921,181         921,348
2.02.03.06 ..   DEFERRED SOCIAL CONTRIBUTION                                 331,625         331,685
2.02.04 .....   DEBT WITH AFFILIATES                                               0               0
2.02.05 .....   OTHER                                                        441,729         342,403
2.02.05.01 ..   PROVISION FOR INVESTMENT DEVALUATION                               0               0
2.02.05.02 ..   OTHER                                                        441,729         342,403
2.03            DEFERRED INCOME                                                    0               0
2.04            MINORITY INTEREST                                                  0               0
2.05            STOCKHOLDERS' EQUITY                                       5,304,778       4,895,192
2.05.01 .....   PAID-IN CAPITAL                                            1,680,947       1,680,947
2.05.01.01 ..   COMMON STOCKS                                                      0               0
2.05.02 .....   CAPITAL RESERVES                                              10,485          10,485
2.05.03 .....   REVALUATION RESERVES                                       2,485,361       2,514,209
2.05.03.01 ..   OWN ASSETS                                                 2,485,361       2,514,209
2.05.03.02 ..   SUBSIDIARIES/AFFILIATES                                            0               0

01.01 - IDENTIFICATION

1 - CVM CODE          2 - NAME OF COMPANY                     3 - TAX PAYER
00403-0               COMPANHIA SIDERÚRGICA NACIONAL          33.042.730/0001-04

06.02 - CONSOLIDATED BALANCE  SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE ....   2 - DESCRIPTION                                        3 -03/31/2003   4 -12/31/2002
2.05.04 .....   REVENUE RESERVES                                             702,588         689,551
2.05.04.01 ..   LEGAL                                                        196,449         196,449
2.05.04.02 ..   STATUTORY                                                          0               0
2.05.04.03 ..   FOR CONTINGENCIES                                                  0               0
2.05.04.04 ..   UNREALIZED INCOME                                                  0               0
2.05.04.05 ..   PROFIT RETENTIONS                                                  0               0
2.05.04.06 ..   SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                              0               0
2.05.04.07 ..   OTHER PROFIT RESERVES                                        506,139         493,102
2.05.04.07.01   FOR INVESTMENTS                                              506,139         493,102
2.05.05 .....   RETAINED EARNINGS (LOSSES)                                   425,397               0

01.01 - IDENTIFICATION

1 - CVM CODE         2 - NAME OF COMPANY                      3 - TAX PAYER
00403-0              COMPANHIA SIDERÚRGICA NACIONAL           33.042.730/0001-04

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE         2 - DESCRIPTION                                             3 - 01/01/2003   4 - 01/01/2003   5 - 01/01/2002   6 - 01/01/2002
                                                                              TO 03/31/2003    TO 03/31/2003    TO 03/31/2002    TO 03/31/2002

3.01             GROSS REVENUE FROM SALES AND SERVICES                          1,875,335         1,875,335        1,261,518        1,261,518
3.02             DEDUCTIONS FROM GROSS REVENUE                                   (290,164)        (290,164)        (218,906)        (218,906)
3.03             NET REVENUE FROM SALES AND SERVICES                            1,585,171         1,585,171        1,042,612        1,042,612
3.04             COST OF GOODS AND SERVICES SOLD                                 (763,837)        (763,837)        (650,487)        (650,487)
3.05             GROSS PROFIT                                                     821,334          821,334          392,125          392,125
3.06             OPERATING INCOME (EXPENSES)                                     (279,316)        (279,316)        (681,270)        (681,270)
3.06.01          SELLING                                                         (103,628)        (103,628)         (73,425)         (73,425)
3.06.02          GENERAL AND ADMINISTRATIVE                                       (63,236)         (63,236)         (66,809)         (66,809)
3.06.03          FINANCIAL                                                       (288,924)        (288,924)        (380,262)        (380,262)
3.06.03.01       FINANCIAL INCOME                                                (124,655)        (124,655)        (239,969)        (239,969)
3.06.03.01.01    EXCHANGE VARIATION AMORTIZATION                                        0                0         (222,376)        (222,376)
3.06.03.01.02    OTHER                                                           (124,655)        (124,655)         (17,593)         (17,593)
3.06.03.02       FINANCIAL EXPENSES                                              (164,269)        (164,269)        (140,293)        (140,293)
3.06.04          OTHER OPERATING INCOME                                            17,990           17,990            1,674             1,674
3.06.05          OTHER OPERATING EXPENSES                                         204,051          204,051         (155,548)        (155,548)
3.06.05.01       FOREIGN EXCHANGE AND MONETARY LOSS, NET                          238,792          238,792           (1,302)          (1,302)
3.06.05.02       AMORTIZATION OF SPECIAL EXCHANGE VARIATION                       (34,741)        (34,741)         (107,557)        (107,557)
3.06.05.03       OTHER                                                                  0                0          (46,689)         (46,689)
3.06.06          EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES       (45,569)         (45,569)          (6,900)          (6,900)
3.07             OPERATING INCOME/LOSS                                            542,018          542,018         (289,145)        (289,145)
3.08             NON-OPERATING INCOME /LOSS                                        (5,320)          (5,320)          (3,565)          (3,565)

01.01 - IDENTIFICATION

1 - CVM CODE         2 - NAME OF COMPANY                      3 - TAX PAYER
00403-0              COMPANHIA SIDERÚRGICA NACIONAL           33.042.730/0001-04

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE  2 - DESCRIPTION                                              3 - 01/01/2003  4 - 01/01/2003  5 - 01/01/2002 6 - 01/01/2002
                                                                        TO 03/31/2003   TO 03/31/2003   TO 03/31/2002  TO 03/31/2002
3.08.01   INCOME                                                               110             110           1,511           1,511
3.08.02   EXPENSES                                                          (5,430)         (5,430)         (5,076)         (5,076)
3.09      INCOME BEFORE TAXES AND PARTICIPATIONS / CONTRIBUTIONS           536,698         536,698        (292,710)       (292,710)
3.10      PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION                  33,022          33,022         (24,982)        (24,982)
3.11      DEFERRED INCOME TAX                                             (173,171)       (173,171)        119,885         119,885
3.11.01   DEFERRED INCOME TAX                                             (125,923)       (125,923)         91,850          91,850
3.11.02   DEFERRED SOCIAL CONTRIBUTION                                     (47,248)        (47,248)         28,035          28,035
3.12      STATUTORY PARTICIPATIONS / CONTRIBUTIONS                               0               0               0               0
3.12.01   PARTICIPATIONS                                                         0               0               0               0
3.12.02   CONTRIBUTIONS                                                          0               0               0               0
3.13      REVERSAL OF INTEREST ON STOCKHOLDERS' EQUITY                           0               0               0               0
3.15      NET INCOME (LOSS) FOR THE PERIOD                                 396,549         396,549        (197,807)       (197,807)
          OUTSTANDING SHARES (THOUSANDS)                                71,729,261      71,729,261      71,729,261      71,729,261
          EARNINGS PER SHARE (R$)                                          0.00553         0.00553
          LOSS PER SHARE (R$)                                                                             (0.00276)       (0.00276)

00403-0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

15.01 – PROJECTS OF INVESTMENT

OPERATIONAL INVESTMENTS

The accumulated expenditures for the main projects of investments underway as of
March 31, 2003 are as follows: In thousand of reais

Thermoelectric Central .............................................         562
Replecement of Steel Pot Frame .....................................         301
Replecement of Convertor’s Frame - B ...............................         724
Modernization of Pickling Line # 3 and #4 ..........................          57
Improvement on line of Plate’s continuous annealing ................         168
Sinter Reformation .................................................         133
Instalation of Hot Rolled Cut Line .................................         114
Improvement on Hot Band Mill .......................................         201
Ingnition Control of Exhaustion Motors from Sinter # 2 .............          56
Researches and Projects ............................................         110
Particulate Emission to Lantern ....................................         121
Organic Vapor Taking Process .......................................         185
Sewer System .......................................................       1,971
Total ..............................................................       4,703

00403-0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

                                                             Parent Company               Consolidated
                                                           2003          2002          2003           2002

Cash Flow from operating activities
Net income (loss) for the year .....................      406,032      (197,412)      396,549      (197,807)
Adjustments to reconcile the net income for the year
with the resources from operating activities:
-Amortization of special exchange variation ........       34,073       329,266        34,741       329,933
-Net monetary and exchange variation ...............     (368,970)       (8,168)     (239,911)       (4,112)
-Provision for loan and financing charges ..........      150,544       129,178       110,427        98,068
-Depreciation / depletion / amortization ...........      124,742       132,009       133,068       138,534
-Write-offs of permanent assets ....................          105           993           347         1,804
-Equity pick up ....................................       51,307       (13,603)       45,569         6,900
-Deferred income tax and social contribution .......      182,812      (117,704)      173,171      (119,887)
-Provision swap / forward ..........................      328,954                     328,954
-Provision market to market ........................     (246,055)                   (246,055)
-Actuarial Liability Provision .....................       20,393                      20,393
-Other provisions ..................................      (42,147)       37,656       (30,384)       41,485

                                                          641,790       292,215       726,869       294,918

(Increase) Decrease in assets:
-Accounts receivable – trade .......................       71,865      (194,920)      133,480      (136,591)
-Inventories .......................................      (97,431)       35,852      (110,034)       53,247
-Judicial deposits .................................      (13,470)       (3,008)      (17,182)       (3,308)
-Credits with subsidiary and associated companies ..       65,640        56,970
-Carryforward taxes ................................      (12,156)      (10,056)      (11,248)      (25,758)
-Others ............................................      119,063        37,293        (9,554)       76,866

                                                          133,511       (77,869)      (14,538)      (35,544)

Increase (Decrease) in liabilities:
-Suppliers .........................................      (45,090)       (1,587)      (56,671)       (1,236)
-Salaries and payroll charges ......................        9,047         4,692         9,001         6,774
-Taxes .............................................      (63,128)       25,827       (58,800)      (21,164)
-Accounts payable - Subsidiary Company .............        3,624       (78,433)
-Option Hedge premium ..............................      211,241                     212,085
-Other .............................................       22,633        60,566       (59,055)       72,361

                                                          138,327        11,065        46,560        56,735

Net resources from operating activities ............      913,628       225,411       758,891       316,109

Cash Flow from investing activities

Investments ........................................      (42,474)     (146,578)                   (7,812)
Property, plant and equipment ......................     (501,077)      (30,664)      (63,501)     (122,565)
Deferred assets ....................................      (44,662)       (7,270)      (17,732)      (11,494)

Net resources used on investing activities .........     (588,213)     (184,512)      (81,233)     (141,871)

Cash Flow from financing activities

Financial Funding:
-Loans and financing ...............................    1,028,977       244,823       851,405       212,219
-Debentures ........................................                    645,585                     645,585

                                                        1,028,977       890,408       851,405       857,804

Payments:
-Financial institution
-Principal .........................................     (605,578)     (148,514)     (580,464)     (133,500)
-Charges ...........................................     (142,142)      (84,425)     (151,689)      (86,876)
-Interest on stockholders’ equity/dividends ........           (8)           (2)           (8)           (2)

                                                         (747,728)     (232,941)     (732,161)     (220,378)

Net resources from financing activities ............      281,249       657,467       119,244       637,426

Decrease in cash and cash equivalents ..............      606,664       698,366       796,902       811,664
Cash and cash equivalents, beginning of year .......      850,278       378,684     1,186,347       660,438

                                                        1,456,942     1,077,050     1,983,249     1,472,102

Cash and cash equivalents, end of the year

Additional cash flow information
Monetary variation and interest capitalized ........       (9,789)        2,172        (3,245)        5,011

                                                                                        Parent Company              Consolidated
                                                                                      2003          2002          2003          2002

SOURCES OF FUNDS
Funds provided by operations
Net income (loss) for the period ............................................      406,032      (197,412)      396,549     (197,807)
Expenses (income) not affecting working capital
- Monetary and foreign exchange variation and long term accrued charges (net)     (288,282)       (5,861)     (118,141)      (1,831)
- Equity pick up ............................................................       51,307       (13,603)       45,569         6,900
- Write-offs of permanent assets ............................................          105           993           347         1,804
- Depreciation/depletion/amortization .......................................      124,742       132,009       133,068       138,534
- Amortization of deferred foreign exchange Variation .......................       34,073       329,266        34,741       329,933
- Deferred income tax and social contribution ...............................      141,759       (52,252)      143,317      (53,031)
- Reversion of income tax and social contribution ...........................     (114,759)                  (114,759)
- CPMF Provision ............................................................      130,516                     130,792
- Acturial Liabilities Provision ............................................       20,393                      20,393
- Other .....................................................................      (18,195)       36,064        (3,681)       39,350

                                                                                   487,691       229,204       668,195       263,852

Funds provided by third parties - Long-term
Loans and financing resources ...............................................      335,227        89,915        92,740        57,371
Debentures Issue ............................................................                    645,585                     645,585
Decrease in other assets ....................................................        5,317        84,996        34,403        16,507
Increase in other liabilities ...............................................       35,870        13,011         2,030        13,011
Subsidiaries Proposed Dividend ..............................................                      2,016
Other .......................................................................        5,673        33,895         7,059        36,058

                                                                                   382,087       869,418       136,232       768,532

                                                                                   869,778     1,098,622       804,427     1,032,384

USES OF FUNDS
Funds used in permanent assets
Investments .................................................................       42,474       146,578                       7,812
Property, plant and equipment ...............................................      491,288        32,836        60,256       127,576
Deferred assets .............................................................       44,661         7,270        17,732        11,494

                                                                                   578,423       186,684        77,988       146,882

Other
Transfer of loans and financing to short-term ...............................      645,029        16,784       448,533        12,261
Increases in noncurrent assets ..............................................       15,573       (42,176)       19,039      (41,773)
Deferred income tax and social contribution .................................                    126,676                     126,676
Decrease in long-term loans and financing ...................................       36,620        11,934        55,026         5,222
Other .......................................................................            6         1,276         2,283         1,603

                                                                                   697,228       114,494       524,881       103,989

                                                                                 1,275,651       301,178       602,869       250,871

INCREASE (DECREASE) IN NET WORKING CAPITAL ..................................     (405,873)      797,444       201,558       781,513

CHANGES IN NET WORKING CAPITAL
Current assets
- At end of period ..........................................................    4,374,028     3,175,546     4,692,781     3,695,675
- At beginning of period ....................................................    4,257,340     2,339,564     4,227,070     2,851,555

                                                                                   116,688       835,982       465,711       844,120

Current liabilities
- At end of period ..........................................................    3,965,975     3,659,693     4,992,788     3,794,972
- At beginning of period ....................................................    3,443,414     3,621,155     4,728,635     3,732,365

                                                                                   522,561        38,538       264,153        62,607

INCREASE (DECREASE) IN NET WORKING CAPITAL ..................................     (405,873)      797,444       201,558       781,513

Sources of Funds
Funds provided by third parties - Long-term
Loans and financing resources ..........................                 275,770
Other ..................................................                  34,396     310,166

Uses of Funds
Funds used in permanent assets
Investments ............................................    (5,409)
Property, plant and equipment ..........................    484,252
Deferred assets ........................................     30,041      508,884

Other
Increase in Long Term Assets ...........................                   1,225     510,109

Net Current ............................................                            (199,943)

ACCOUNTING CASH FLOW

Cash Flow from operating activities
Increase in Assets
Current Assets .........................................                     883
Long Term Assets .......................................                   1,225       2,108

Increase in Liabilities
Current Liability (except for loans and financing) .....               (161,883)
Long Term Liability (except for loans and financing) ...                (34,396)   (196,279)

Cash Flow from investing activities
Investments ............................................                 (5,409)
Property, plant and equipment ..........................                 484,252
Deferred assets ........................................                  30,041     508,884

Cash Flow from financing activities
Loans and financing
Current Assets .........................................                (38,943)
Long Term Assets .......................................               (275,770)   (314,713)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR	CORPORATE LAW
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Date – 03/31/2003

00403-0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

17.01 – SPECIAL REVIEW REPORT - QUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Accountants Special Review Report

To the Stockholders and Management of Companhia Siderúrgica Nacional Rio de Janeiro – RJ

  We have conducted a special review on the quarterly report (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation), which includes the individual (Parent Company) and consolidated balance sheets as of March 31, 2003, the related statements of income, the performance report and the relevant information for the quarter then ended, presented in accordance with the accounting practices adopted in Brazil, prepared under the responsibility of the Company’s management.

  Our review was conducted in accordance with specific standards established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires and discussions with the Company’s management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company’s financial position and operations.

  As described in note 13 to the quarterly financial information, the Company, its affiliate MRS Logística S.A. and its subsidiary GalvaSud S.A. elected to defer net losses arising from exchange rate changes in year 2001, in conformity with Provisional Measure No. 3/2001 and Deliberations no. 404/2001 and 409/2001 from Comissão de Valores Mobiliários – CVM. Accounting practices adopted in Brazil, require the recognition in income of the effects of exchange rate changes during the period in which they occurred. As a result, as of March 31, 2003, stockholders’ equity is overstated by approximately R$134,718 thousand (R$157,647 thousand as of December 31, 2002), and the net profit for the quarter ended March 31, 2003 is understated by approximately R$22,929 thousand, (net loss for the quarter ended on March 31, 2002 was overstated by approximately R$221,587 thousand) net of fiscal effects.

  Based on our special review, except for the effects of the matter mentioned in paragraph (3), we are not aware of any material modification that should be made to the quarterly report referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of the quarterly information.

  As described in note 21 to the quarterly information, as of March 31, 2003, the Company and its affiliates recorded, under current assets, accounts receivable in the amount of R$312,903 thousand, related to energy sales transactions carried out in the Wholesale Energy Market “MAE” based on evaluations made and disclosed by MAE and/or on estimates prepared by the Company’s management, in the absence of such information by MAE. This amount may be subject to alteration, depending on the outcome of current judicial processes, filed by agents of the electric energy market, with respect of the interpretation of market regulations in effect. The success of this negotiation and its settlement depend on the agent’s financial capacity to meet their commitments.

  The individual and consolidated financial statements as of December 31, 2002 presented for comparative purposes, were audited by us, and our report, dated February 26, 2003 included qualification with respect to the deferral of net negative exchange variations in the first quarter of 1999, and for the year 2001. The individual and consolidated statements of income in the quarter ended March 31, 2002, presented for comparative purposes, were reviewed by other independent accountants, whose report, dated May 8, 2002, contains qualification with respect to the deferral of net negative exchange variations in the first quarter of 1999 and in the year 2001, and also with respect to the division of responsibility with other independent accountants, that reviewed the financial statements of affiliates, subsidiaries and joint subsidiaries.

  Our special review was conducted for the purpose of issuing a report on the quarterly information referred to in paragraph (1) above, taken as a whole. The Supplementary Information related to the Value-added Statement, presented in note 24, to the Statement of Earnings before Interest, Tax, Depreciation and Amortization (Ebitda) in note 25, and to the Statements of Changes in Financial Position and of Cash Flows presented in Attachment 16.01 to the quarterly information are presented for the purposes of allowing additional analyzes and are not required as part of the basic quarterly report. These information were reviewed according with the review procedures mentioned in paragraph (2) above, and based on our special review, are fairly stated, in all material aspects, in relation to the Quarterly Information taken as a whole.

  The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, May 2, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2003

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.